Schering AG acquires worldwide rights for dermatitis drug from Abbott
Laboratories

Berlin, Germany, November 6, 2001; Schering AG, Germany (FSE: SCH, NYSE:
SHR), has acquired worldwide rights to further develop and market the compound ABT-281 for atopic dermatitis and all other potential dermatological diseases from Abbott Laboratories.

ABT-281 is a non-steroidal, topical immunosuppressant entering clinical development, with potential for the treatment of atopic dermatitis and other inflammatory skin diseases.

"We are committed to research and develop innovative therapies in dermatology and are pleased to be able to in-license this promising compound from Abbott," said Claus Zieler, Head of Dermatology at Schering AG. "ABT-281 not only complements Schering's current offerings in the field of atopic dermatitis and other skin diseases, but also reflects the expansion of Schering AG's dermatology business."

With ABT-281, Schering AG enters a new class of compounds, known as topical immunomodulators [TIMs]. TIMs have shown promising effects in the treatment of atopic dermatitis and other inflammatory skin diseases, an area in which Schering AG has well-known expertise. The agreement supports Schering AG's strategic goal to globalize its dermatology business by developing products in major markets such as Europe, Japan and the United States. Financial terms of the agreement were not disclosed.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control & Hormone Therapy, Diagnostics & Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house research and development capabilities supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new and innovative ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de/eng

Berlin, Germany, November 6, 2001
Schering AG
Corporate Communication
For further information please contact:
Dr Friedrich von Heyl - Business and Financial Communication:
Tel.: +49-30-468 152 96; Fax: +49-30-468 166 46; eMail:
friedrich.vonheyl@schering.de
Dr Claudia Schmitt - Pharma Communication:
Tel.: +49-30-468 158 05; Fax: +49-30-468 167 10; eMail:
claudia.schmitt@schering.de
Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38; Fax: +49-30-468 166 46; eMail:
peter.vogt@schering.de